UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                               ---------------------------------
                                                         OMB APPROVAL
                                               ---------------------------------
                                               OMB Number:             3235-0145
                                               Expires:        December 31, 2005
                                               Estimated average burden
                                               hours per response.............11

                                  SCHEDULE 13D1

                  Under the Securities and Exchange Act of 1934

                                (Amendment No. )*


                       ADVANCIS PHARMACEUTICAL CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    00764L109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              JEFFREY B. STEINBERG
                             HEALTHCARE VENTURES LLC
                                44 NASSAU STREET
                           PRINCETON, NEW JERSEY 08542
                                 (609) 430-3900
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 APRIL 29, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_]. SEE FOOTNOTE BELOW

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
----------
1        The Reporting Persons herein (other than HealthCare Ventures VII, L.P.
         and HealthCare Partners VII, L.P.) previously filed a Schedule 13G pursuant to the provisions of Rule 13d-1(d). HealthCare Ventures VII, L.P. purchased additional shares of the Issuer resulting in the requirement to file this Schedule 13D.

CUSIP No. 00764L109                   13D                   Page 1  of 16 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         HEALTHCARE VENTURES V, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [_]
                                                                        (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

         N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    3,629,973
  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    3,629,973
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


         3,629,973
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


           12.22%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*


         PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 00764L109                   13D                   Page 2  of 16 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         HEALTHCARE PARTNERS V, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [_]
                                                                        (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

         N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    3,629,973
  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    3,629,973
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


         3,629,973
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


          12.22%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*


         PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 00764L109                   13D                   Page 3  of 16 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         HEALTHCARE VENTURES VI, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [_]
                                                                        (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

         N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    5,532,486
  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    5,532,486
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


         5,532,486
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


         18.63%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*


         PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 00764L109                   13D                   Page 4  of 16 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         HEALTHCARE PARTNERS VI, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [_]
                                                                        (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

         N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    5,532,486
  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    5,532,486
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


         5,532,486
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


         18.63%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*


         PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 00764L109                   13D                   Page 5  of 16 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         HEALTHCARE VENTURES VII, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [_]
                                                                        (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY         1,758,795
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    1,758,795
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


         1,758,795
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


         5.92%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*


         PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 00764L109                   13D                   Page 6  of 16 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         HEALTHCARE PARTNERS VII, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [_]
                                                                        (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    1,758,795
  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    1,758,795
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


         1,758,795
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


          5.92%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*


         PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 00764L109                   13D                   Page 7  of 16 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         JAMES H. CAVANAUGH, PH.D.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [_]
                                                                        (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

         N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF
                   42,073
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          10,921,254
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    42,073
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    10,921,254

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


         10,963,327
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


         36.93%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*


         IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 00764L109                   13D                   Page 8  of 16 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         HAROLD R. WERNER
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [_]
                                                                        (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

         N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF
                   42,073
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          10,921,254
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    42,073
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    10,921,254
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


         10,963,327
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


         36.93%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*


         IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 00764L109                   13D                   Page 9  of 16 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         WILLIAM CROUSE
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [_]
                                                                        (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

         N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    9,162,459
  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    9,162,459

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


         9,162,459
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


         30.86%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*


         IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 00764L109                   13D                   Page 10 of 16 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         JOHN W. LITTLECHILD
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [_]
                                                                        (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

         N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          10,921,254
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    10,921,254

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


         10,921,254
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


         36.78%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*


         IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 00764L109                   13D                   Page 11 of 16 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         CHRISTOPHER MIRABELLI, PH.D.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [_]
                                                                        (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

         N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          10,921,254
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    10,921,254

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


         10,921,254
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


         36.78%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*


         IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 00764L109                   13D                   Page 12 of 16 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         AUGUSTINE LAWLOR
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [_]
                                                                        (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

         N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          10,921,254
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    10,921,254

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


         10,921,254
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


         36.78%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*


         IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 00764L109                   13D                   Page 13 of 16 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         ERIC AGUIAR, PH.D.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [_]
                                                                        (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

         N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    7,291,281
  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    7,291,281

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


         7,291,281
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


         24.56%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*


         IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 00764L109                   13D                   Page 14 of 16 Pages


--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

                  This statement relates to the common stock, $.01 par value each ("Common Stock") of Advancis Pharmaceutical Corporation (the "Issuer"). The address of the Issuer's principal executive office is 20425 Seneca Meadows Parkway, Germantown, Maryland 20876.


--------------------------------------------------------------------------------
Item 2.  Identity and Background.

                  (a) The name of the reporting persons are HealthCare Ventures V, L.P. ("HCVV"), HealthCare Partners V, L.P. ("HCPV"), HealthCare Ventures VI, L.P. ("HCVVI"), HealthCare Partners VI, L.P. ("HCPVI"), HealthCare Ventures VII, L.P. ("HCVVII"), HealthCare Partners VII, L.P. ("HCPVII"), Drs. Cavanaugh, Mirabelli and Aguiar and Messrs. Werner, Crouse, Littlechild and, Lawlor (HCVV, HCPV, HCVVI, HCPVI, HCVVII, HCPVII, Drs. Cavanaugh, Mirabelli and Aguiar and Messrs. Werner, Crouse, Littlechild and, Lawlor are hereafter sometimes hereinafter referred to as the "Reporting Persons"). A copy of their agreement in writing to file this statement on behalf of each of them is attached hereto as Exhibit A.2 HCVV, HCPV, HCVVI, HCPVI, HCVVII, and HCPVII, are limited partnerships organized and existing under the laws of the State of Delaware. HCPV is the General Partner of HCVV, HCPVI is the General Partner of HCVVI, and HCPVII is the General Partner of HCVVII. Drs. Cavanaugh and Mirabelli and Messrs. Werner, Littlechild, Crouse and Lawlor are the general partners of HCPV; Drs. Cavanaugh, Mirabelli, and Aguiar and Messrs. Werner, Crouse, Littlechild and Lawlor are the general partners of HCPVI; and Drs. Cavanaugh, Mirabelli and Aguiar and Messrs Werner, Littlechild and Lawlor are the general partners of HCPVII.

                  (b) The business address for HCVV, HCPV, HCVVI, HCPVI, HCVVII, and HCPVII, Drs. Cavanaugh and Aguiar and, Messrs. Werner and Crouse is 44 Nassau Street, Princeton, New Jersey 08542. The business address for Dr. Mirabelli and Messrs. Littlechild and Lawlor is 55 Cambridge Parkway, Suite 301, Cambridge, Massachusetts 02142.

------------
2 Drs. Cavanaugh and Mirabelli and, Messrs. Werner, Littlechild and Lawlor are general partners of each of HCPV, HCPVI and HCPVII, the General Partners of HCVV, HCVVI and HCVVII, respectively, the record holders of the Issuer's securities. In addition, Dr. Aguiar is a general partner of each of HCPVI and HCPVII, the General Partners of each of HCVVI and HCVVII, the record holder of the Issuer's securities and, Mr. Crouse is a general partner of each of HCPV and HCPVI, the general partners of each of HCVV and HCVVI, respectively, the record holders of the Issuer's securities.

                  (c) Each of Drs. Cavanaugh, Mirabelli and Aguiar and Messrs. Werner, Crouse, Littlechild and Lawlor are general partners of various venture capital investment funds. The address for Drs. Cavanaugh and Aguiar and Messrs. Werner and Crouse is 44 Nassau Street, Princeton, New Jersey 08542 and the address for Dr. Mirabelli and Messrs. Littlechild and Lawlor is 55 Cambridge Parkway, Suite 301, Cambridge, Massachusetts 02142.

                  (d) Not Applicable.

                  (e) Not Applicable.

                  (f) Drs. Cavanaugh, Mirabelli and Aguiar and Messrs. Werner, Crouse, Littlechild and Lawlor are each individuals who are citizens of the United States.
--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

                  The acquisition of the Issuer's Common Stock by HCVVII, which is the subject of this Schedule 13D, was acquired in a private placement by the Issuer. (the "Private Placement"). In the Private Placement, HCVVII purchased 1,758,795 shares of the Common Stock of the Issuer and Warrants to purchase an additional 615,578 shares of Common Stock of the Issuer for a total purchase price of $7,000,004, which was paid out of working capital. The Warrants to purchase 615,578 shares of the Issuer's Common Stock become exercisable on October 29, 2005 and remain exercisable until April 29, 2010 at an exercise price of $4.78 per share.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

     (a) Not Applicable.

     (b) Not Applicable

     (c) Not Applicable.

     (d) Not Applicable.

     (e) Not Applicable.

     (f) Not Applicable.

     (g) Not Applicable.

     (h) Not Applicable.

     (i) Not Applicable.

     (j) Not Applicable.

CUSIP No. 00764L109                   13D                   Page 15 of 16 Pages
--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

                  (a) HCVV directly beneficially owns 3,629,973 shares of the Common Stock of the Issuer representing 12.22% of the issued and outstanding shares of the Common Stock of the Issuer. HCVVI directly beneficially owns 5,532,486 shares of the Common Stock of the Issuer representing 18.63% of the issued and outstanding shares of the Common Stock of the Issuer. HCVVII directly beneficially owns 1,758,795 shares of the Common Stock of the Issuer representing 5.92% of the issued and outstanding shares of the Common Stock of the Issuer. HCPV may be deemed to indirectly beneficially own 3,629,973 shares of the Common Stock of the Issuer representing 12.22% of the issued and outstanding shares of the Common Stock of the Issuer as the General Partner of HCVV, the registered owner of the shares of Common Stock. HCPVI may be deemed to indirectly beneficially own 5,532,486 shares of the Common Stock of the Issuer representing 18.63% of the issued and outstanding shares of the Common Stock of the Issuer as the General Partner of HCVVI, the registered owner of the shares of Common Stock. HCPVII may be deemed to indirectly beneficially own 1,758,795 shares of the Common Stock of the Issuer representing 5.92% of the issued and outstanding shares of the Common Stock of the Issuer as the General Partner of HCVVII, the registered owner of the shares of Common Stock. Drs. Cavanaugh and Mirabelli and Messrs. Werner, Littlechild and Lawlor may be deemed to indirectly beneficially own 10,921,254 shares of the Common Stock of the Issuer representing 36.78% of the issued and outstanding shares of the Common Stock of the Issuer as General Partners of each of HCPV, HCPVI, and HCPVII, the General Partners of HCVV, HCVVI, and HCVVII, respectively. Dr. Aguiar may be deemed to indirectly beneficially own 7,291,281 shares of the Common Stock of the Issuer representing 24.56% of the issued and outstanding shares of the Common Stock of the Issuer as a General Partner of each of HCPVI and HCPVII, the General Partners of HCVVI and HCVVII, respectively. Mr. Crouse may be deemed to indirectly beneficially own 9,162,459 shares of the Common Stock of the Issuer representing 30.86% of the issued and outstanding shares of the Common Stock of the Issuer as a General Partner of each of HCPV and HCPVII, the General Partners of HCVV and HCVVI, respectively. In addition, Dr. Cavanaugh directly beneficially owns the 42,073 shares of the Common Stock of the Issuer held by him representing .14% of the issued and outstanding shares of the Common Stock of the Issuer. Mr. Werner also (i) directly beneficially owns 28,550 shares of the Common Stock of the Issuer held by him representing .09% of the issued and outstanding shares of the Common Stock of the Issuer, and (ii) indirectly beneficially owns 13,523 shares of the Common Stock of the Issuer representing .04% of the issued and outstanding shares of the Common Stock of the Issuer as the General Partner of the Werner Family Investment Limited Partnership (WFILP), the registered owner of the shares.3

            (b) HCVV and HCPV have the sole power to vote or dispose of all of the 3,629,973 shares of the Common Stock of the Issuer currently owned by them. HCVVI and HCPVI have the sole power to vote or dispose of all of the 5,532,486 shares of the Common Stock of the Issuer currently owned by them. HCVVII and HCPVII have the sole power to vote or dispose of all of the 1,758,795 shares of the Common Stock of the Issuer

-----------
3 Beneficial ownership does not include the 615,578 shares of Common Stock issuable upon exercise of warrants, which are not exercisable until October 29, 2005. These warrants are owned by HCVVII.

CUSIP No. 00764L109                   13D                   Page 16 of 16 Pages

         currently owned by them. Drs. Cavanaugh and Mirabelli and Messrs. Werner, Littlechild and Lawlor share the power to vote or direct the vote or the disposition of the 10,921,254 shares owned by HCVV, HCVVI, and HCVVII. Dr. Aguiar shares the power to vote or direct the vote or the disposition of 7,291,281 shares owned by HCVVI and HCVVII. Mr. Crouse shares the power to vote or direct the vote or disposition of 8,162,459 shares owned by HCVV and HCVVI. In addition, Mr. Werner has the sole power to vote or dispose of the 42,073 shares held directly by him or as General Partner of the WFILP and Mr. Crouse has the sole power to vote or dispose of the 42,073 shares held directly by him.

                  (c) On April 29, 2005, HCVVII acquired 1,758,795 shares of the Issuer's Common Stock and warrants to purchase an additional 615,578 shares of the Issuer's Common Stock. The purchase price for the shares and the warrants was $3.98 per share of Common Stock, for a total purchase price of $7,000,004. The Warrants to purchase 615,578 shares of the Issuer's Common Stock become exercisable on October 29, 2005 and remain exercisable until April 29, 2010 at an exercise price of $4.78 per share.

         (d) Not Applicable.

         (e) Not Applicable.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  Each of HCVV and HCVVI has entered into a voting agreement dated May 5, 2005 with the Issuer pursuant to which each of HCVV and HCVVI has agreed to vote in favor of, at the next special meeting of stockholders of the Issuer, the issuance by the Issuer to investors in April 2005 of 6,846,735 shares of common stock and warrants to acquire 2,396,357 shares of common stock for an aggregate purchase price of approximately $27 million.

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

         Exhibit A - Joint Filing Agreement.
         Exhibit B - Voting Agreement

--------------------------------------------------------------------------------

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  May 9, 2005       HealthCare Ventures V, L.P.,
Princeton, New Jersey     by its General Partner, HealthCare Partners V, L.P.


                          By:  S/Jeffrey Steinberg, Administrative Partner
                               -------------------------------------------
                               Administrative Partner


Dated:  May 9, 2005       HealthCare Partners V, L.P.
Princeton, New Jersey


                          By:  S/Jeffrey Steinberg, Administrative Partner
                               -------------------------------------------
                               Administrative Partner


Dated:  May 9, 2005       HealthCare Ventures VI, L.P.,
Princeton, New Jersey     by its General Partner, HealthCare Partners VI, L.P.


                          By:  S/Jeffrey Steinberg, Administrative Partner
                               -------------------------------------------
                               Administrative Partner


Dated:  May 9, 2005       HealthCare Partners VI, L.P.
Princeton, New Jersey


                          By:  S/Jeffrey Steinberg, Administrative Partner
                               -------------------------------------------
                               Administrative Partner


Dated:  May 9, 2005       HealthCare Ventures VII, L.P.,
Princeton, New Jersey     by its General Partner, HealthCare Partners VII, L.P.


                          By:  S/Jeffrey Steinberg, Administrative Partner
                               -------------------------------------------
                               Administrative Partner


Dated:  May 9, 2005       HealthCare Partners VII, L.P.
Princeton, New Jersey


                          By:  S/Jeffrey Steinberg, Administrative Partner
                               -------------------------------------------
                               Administrative Partner


Dated:  May 9, 2005       By:  S/Jeffrey Steinberg, Attorney-in-Fact
Princeton, New Jersey          -------------------------------------------
                                   James H. Cavanaugh, Ph.D.

Dated:  May 9, 2005       By:  S/Jeffrey Steinberg, Attorney-in-Fact
Princeton, New Jersey          -------------------------------------------
                                          Harold R. Werner


Dated:  May 9, 2005       By:  S/Jeffrey Steinberg, Attorney-in-Fact
Princeton, New Jersey          -------------------------------------------
                                          William Crouse


Dated:  May 9, 2005       By:  S/Jeffrey Steinberg, Attorney-in-Fact
Princeton, New Jersey          -------------------------------------------
                                      John W. Littlechild


Dated:  May 9, 2005       By:  S/Jeffrey Steinberg, Attorney-in-Fact
Princeton, New Jersey          -------------------------------------------
                                      Christopher Mirabelli, Ph.D.


Dated:  May 9, 2005       By:  S/Jeffrey Steinberg, Attorney-in-Fact
Princeton, New Jersey          -------------------------------------------
                                         Augustine Lawlor


Dated:  May 9, 2005       By:  S/Jeffrey Steinberg, Attorney-in-Fact
Princeton, New Jersey          -------------------------------------------
                                         Eric Aguiar, Ph.D.

                                    EXHIBIT A

                                    AGREEMENT

                          JOINT FILING OF SCHEDULE 13D


                  The undersigned hereby consent to the joint filing by any of them of a Statement on Schedule 13D and any amendments thereto, whether heretofore or hereafter filed, relating to the securities of Advancis Pharmaceutical Corporation, Inc., and affirm that this Schedule 13D is being filed on behalf of each of the undersigned.

Dated:  May 9, 2005           HealthCare Ventures V, L.P.,
Princeton, New Jersey         by its General Partner, HealthCare Partners V, L.P.


                              By:  S/Jeffrey Steinberg, Administrative Partner
                                   Administrative Partner

Dated:  May 9, 2005                HealthCare Partners V, L.P.
Princeton, New Jersey

                              By:  S/Jeffrey Steinberg, Administrative Partner
                                   Administrative Partner

Dated:  May 9, 2005                HealthCare Ventures VI, L.P.,
Princeton, New Jersey              by its General Partner, HealthCare Partners VI, L.P.


                              By:  S/Jeffrey Steinberg, Administrative Partner
                                   Administrative Partner

Dated:  May 9, 2005                HealthCare Partners VI, L.P.
Princeton, New Jersey

                              By:  S/Jeffrey Steinberg, Administrative Partner
                                   Administrative Partner

Dated:  May 9, 2005                HealthCare Ventures VII, L.P.,
Princeton, New Jersey              by its General Partner, HealthCare Partners VII, L.P.


                              By:  S/Jeffrey Steinberg, Administrative Partner
                                   Administrative Partner


Dated:  May 9, 2005                HealthCare Partners VII, L.P.
Princeton, New Jersey

                              By:  S/Jeffrey Steinberg, Administrative Partner
                                   Administrative Partner


Dated:  May 9, 2005           By:  S/Jeffrey Steinberg, Attorney-in-Fact
Princeton, New Jersey              -------------------------------------------
                                          James H. Cavanaugh, Ph.D.


Dated:  May 9, 2005           By:  S/Jeffrey Steinberg, Attorney-in-Fact
Princeton, New Jersey              ------------------------------------------
                                             Harold R. Werner

Dated:  May 9, 2005           By:  S/Jeffrey Steinberg, Attorney-in-Fact
Princeton, New Jersey              ------------------------------------------
                                              William Crouse


Dated:  May 9, 2005           By:  S/Jeffrey Steinberg, Attorney-in-Fact
Princeton, New Jersey              ------------------------------------------
                                            John W. Littlechild


Dated:  May 9, 2005           By:  S/Jeffrey Steinberg, Attorney-in-Fact
Princeton, New Jersey              -------------------------------------------
                                        Christopher Mirabelli, Ph.D.


Dated:  May 9, 2005           By:  S/Jeffrey Steinberg, Attorney-in-Fact
Princeton, New Jersey              ------------------------------------------
                                            Augustine Lawlor


Dated:  May 9, 2005           By:  S/Jeffrey Steinberg, Attorney-in-Fact
Princeton, New Jersey              ------------------------------------------
                                           Eric Aguiar, Ph.D.

                                   EXHIBIT B

                                VOTING AGREEMENT

                  VOTING AGREEMENT, dated as of May 5, 2005 (this "AGREEMENT"), by and between Advancis Pharmaceutical Corporation, a Delaware corporation (the "COMPANY"), and the undersigned (collectively, the "STOCKHOLDER").

                  WHEREAS, the Company and certain investors (each, an "INVESTOR", and collectively, the "Investors") entered into purchase agreements, each dated as of April 26, 2005 (collectively, the "PURCHASE Agreements"), pursuant to which, among other things, the Company issued and sold to the Investors and the Investors purchased from the Company (i) an aggregate of 6,846,735 shares (the "SHARES") of Common Stock, par value $0.01 per share, of the Company ("COMMON STOCK") at a price of $3.98 per share, and (ii) warrants ("WARRANTS") to acquire an aggregate of 2,396,357 shares of Common Stock at a price of $4.78 per share (collectively, the "OFFERING"); and

                  WHEREAS, the Board of Directors of the Company will call a special meeting (the "SPECIAL MEETING") of the stockholders of the Company to approve the prior issuance of the Shares and the Warrants in the Offering (collectively, the "SUBJECT SECURITIES"); and

                  WHEREAS, the Company will file a Definitive Proxy Statement in connection with the Special Meeting in order for the Board of Directors to solicit proxies to obtain ratification and approval of the prior issuance of the Subject Securities (the "PROPOSAL"); and

                  WHEREAS, Stockholder believes it is advisable and in the best interests of the Company that the stockholders of the Company approve the prior issuance by the Company of the Subject Securities, and in connection therewith, Stockholder has agreed to enter into this Agreement with respect to all the Common Stock now owned and which may hereafter be acquired by Stockholder and any other securities, if any (other than any securities acquired by Stockholder in the Offering), which Stockholder is currently entitled to vote, or, after the date hererof, becomes entitled to vote (the "STOCKHOLDER SECURITIES"), at the Special Meeting.

                  NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:


                                    ARTICLE I

                         VOTING AGREEMENT OF STOCKHOLDER

                  SECTION 1.01. Voting Agreement. Stockholder hereby agrees that at the Special Meeting, Stockholder shall vote the Stockholder Securities in favor of the Proposal. Stockholder acknowledges it has had an opportunity to review copies of the form of each of the Purchase Agreement and the Warrant and the other documents executed in connection therewith, the forms of which are filed as Exhibits to the Company's Current Report on Form 8-K dated April 26, 2005 and filed with the Securities and Exchange Commission on April 27, 2005. The obligations of Stockholder under this Section 1.01 shall terminate following the vote by the Company's stockholders on the Proposal.

                                   ARTICLE II

                  REPRESENTATIONS AND WARRANTIES OF STOCKHOLDER

                  Stockholder hereby represents and warrants, jointly and severally, to each of the Company and the Investors as follows:

                  SECTION 2.01. Authority Relative to This Agreement. Stockholder has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Stockholder and constitutes a legal, valid and binding obligation of Stockholder, enforceable against Stockholder in accordance with its terms, except (a) as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or similar laws now or hereafter in effect relating to, or affecting generally the enforcement of creditors' and other obligees' rights, (b) where the remedy of specific performance or other forms of equitable relief may be subject to certain equitable defenses and principles and to the discretion of the court before which the proceeding may be brought, and (c) where rights to indemnity and contribution thereunder may be limited by applicable law and public policy.

                  SECTION 2.02. No Conflict. The execution and delivery of this Agreement by Stockholder does not, and the performance of this Agreement by Stockholder shall not, (i) conflict with any judgment or decree known to Stockholder and applicable to Stockholder or by which the Stockholder Securities owned by Stockholder are bound or affected, or (ii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the Stockholder Securities owned by Stockholder pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Stockholder is a party or by which Stockholder or the Stockholder Securities owned by Stockholder are bound.

                  SECTION 2.03. Title to the Stock. As of the date hereof, Stockholder is the owner of the number of shares of Common Stock set forth on the signature page hereto opposite Stockholder's name. Such Common Stock are all the securities of the Company owned, either of record or beneficially, by Stockholder. Such Common Stock is owned free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on Stockholder's voting rights, charges and other encumbrances imposed as a result of any action by Stockholder. Stockholder has not appointed or granted any proxy, which appointment or grant is still effective, with respect to the Stockholder Securities owned by Stockholder.

                                   ARTICLE III

                                    COVENANTS

                  SECTION 3.01. No Disposition or Encumbrance of Stock. (a) Stockholder hereby covenants and agrees that, except as contemplated by this Agreement, Stockholder shall not offer or agree to sell, transfer, tender, assign, hypothecate or otherwise dispose of, grant a proxy or power of attorney with respect to, or create or permit to exist any security interest, lien, claim, pledge, option, right of first refusal, agreement, limitation on Stockholder's voting rights, charge or other encumbrance of any nature whatsoever ("ENCUMBRANCE") with respect to the Stockholder Securities, directly or indirectly, initiate, solicit or encourage any person to take actions which could reasonably be expected to lead to the occurrence of any of the foregoing; provided, however, that Stockholder may assign, sell or transfer any Stockholder Securities provided that any such recipient of the Stockholder Securities has delivered to the Company and each Investor a written agreement in a form reasonably satisfactory to the Investors that the recipient shall be bound by, and the Stockholder Securities so transferred, assigned or sold shall remain subject to this Agreement

                  (b) Subject to the conditions set forth in clause (a) above, Stockholder may freely convert, sell, transfer, tender, assign, hypothecate or otherwise dispose of, grant a proxy or power of attorney with respect to, or create or permit to exist any Encumbrance with respect to, the Stockholder Securities held by Stockholder.

                  SECTION 3.02. Company Cooperation. The Company hereby covenants and agrees that it will not, and Stockholder irrevocably and unconditionally acknowledges and agrees that the Company will not (and waives any rights against the Company in relation thereto), recognize any Encumbrance or agreement on any of the Stockholder Securities subject to this Agreement unless the provisions of Section 3.01 hereof have been complied with. The Company agrees to use its reasonable best efforts to cause holders of Common Stock or other Stockholder Securities representing the percentage of outstanding capital stock required to approve the Proposal to become party to and bound by the terms and conditions of a voting agreement on terms and conditions consistent with this Agreement with respect to the Common Stock held by such holders.

                                   ARTICLE IV

                                  MISCELLANEOUS

                  SECTION 4.01. Further Assurances. Stockholder will execute and deliver such further documents and instruments and take all further action as may be reasonably necessary in order to consummate the transactions contemplated hereby.

                  SECTION 4.02. Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that any Investor (without being joined by any other Investor) shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity. Any Investor shall be entitled to its reasonable attorneys' fees in any action brought to enforce this Agreement in which it is the prevailing party.

                  SECTION 4.03. Entire Agreement. This Agreement constitutes the entire agreement among the Company and Stockholder with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, among the Company and Stockholder with respect to the subject matter hereof.

                  SECTION 4.04. Amendment. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

                  SECTION 4.05. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

                  SECTION 4.06. Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of Delaware. The parties hereby agree that all actions or proceedings arising directly or indirectly from or in connection with this Agreement shall be litigated only in the Supreme Court of the State of New York or the United States District Court for the Southern District of New York located in New York County, New York. The parties consent to the jurisdiction and venue of the foregoing courts and consent that any process or notice of motion or other application to any of said courts or a judge thereof may be served inside or outside the State of New York or the Southern District of New York by registered mail, return receipt requested, directed to the party being served at its address set forth on the signature ages to this Agreement (and service so made shall be deemed complete three (3) days after the same has been posted as aforesaid) or by personal service or in such other manner as may be permissible under the rules of said courts. Each of the Company and Stockholder irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action, or proceeding brought in such a court and any claim that suit, action, or proceeding has been brought in an inconvenient forum. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

                  SECTION 4.07. Third-Party Beneficiaries. The Investors shall be intended third party beneficiaries of this Agreement to the same extent as if they were parties hereto, and shall be entitled to enforce the provisions hereof.

                  SECTION 4.08. Termination. This Agreement shall terminate following the vote by the Company's stockholders on the Proposal or upon the mutual consent of the Investors and each of the undersigned.



                      [SIGNATURES BEGIN ON THE NEXT PAGE.]

                  IN WITNESS WHEREOF, each Stockholder and the Company has duly executed this Agreement as of the date set forth above.

                                                             THE COMPANY:

                                                             ADVANCIS PHARMACEUTICAL CORPORATION

                                                             By:
                                                                   ------------------------------------
                                                                   Name:
                                                                   Title:





                                                             THE STOCKHOLDER:

                                                             HEALTHCARE VENTURES V, L.P.
Stockholder Securities:  3,629,773
                                                             By:  HealthCare Partners V, L.P., its General Partner

                                                             By:   /s/ Jeffrey B. Steinberg
                                                                   ------------------------------------
                                                                   Jeffrey B. Steinberg
                                                                   Administrative Partner

                                                             Address:          c/o HealthCare Ventures LLC
                                                                               44 Nassau Street
                                                                               Princeton, New Jersey 08542


                                                             HEALTHCARE VENTURES VI, L.P.

                                                             By:  HealthCare Partners V, L.P., its General Partner
Stockholder Securities:  5,532,486
                                                             By:   /s/ Jeffrey B. Steinberg
                                                                   ------------------------------------
                                                                   Jeffrey B. Steinberg
                                                                   Administrative Partner

                                                             Address:          c/o HealthCare Ventures LLC
                                                                               44 Nassau Street
                                                                               Princeton, New Jersey 08542





Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).